Amendment No. 1	Filed pursuant to Rule 424(b)(5)
(to Prospectus Supplement dated April 25, 2024	Registration No. 333-276876
to Prospectus dated April 18, 2024)

Up to $2,527,639

Eightco Holdings Inc.

Common Stock

This amendment no. 1, or this “Amendment,” amends our prospectus supplement dated April 25, 2024, or the “Prospectus Supplement.” This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated April 18, 2024, or the “Prospectus,” and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement and the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and Prospectus, and any future amendments or supplements thereto.

We are party to an At-The-Market Issuance Sales Agreement, or the “sales agreement,” with Univest Securities, LLC, or “Univest,” relating to shares of our common stock, $0.001 par value per share, offered by the Prospectus Supplement and the Prospectus. The sales agreement originally provided that we could offer and sell up to $2 million of shares of our common stock through or to Univest. On September 25, 2024, we entered into Amendment No. 1 to the sales agreement (“Sales Agreement Amendment No. 1,” together with the sales agreement, the “amended sales agreement”) to increase the amount of shares of common stock we were entitled to sell under the sales agreement. As of September 25, 2024, we have sold $1,995,791 of common stock pursuant to the Prospectus Supplement and the Prospectus. Accordingly, from time to time we may offer and sell shares of our common stock up to an additional approximately $531,639 through or to Univest, acting as sales agent or principal, under the amended sales agreement pursuant to the Prospectus Supplement, as amended by this Amendment, and the Prospectus, which consists of approximately $4,000 remaining as originally authorized under the Prospectus Supplement as of September 25, 2024 and the additional $527,639 pursuant to the Sales Agreement Amendment No. 1.

Sales of our common stock, if any, under the Prospectus Supplement and Prospectus may be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the “Securities Act.” Subject to terms of the amended sales agreement, Univest will not be required to sell any specific number or dollar amounts of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Univest and us. There will be no arrangement for funds to be received in any escrow, trust or similar arrangement.

Univest will be entitled to compensation under the terms of the amended sales agreement at a fixed commission rate of 3.0% of the gross sales price per share sold. In connection with the sale of our common stock on our behalf, Univest will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Univest will be deemed to be underwriting commissions or discounts.

Our common stock is listed for trading on the Capital Market of The Nasdaq Capital Market LLC, or “Nasdaq,” under the symbol “OCTO.” On September 25, 2024, the last reported sales price of our common stock was $3.63 per share. The trading price of our common stock has experienced significant volatility, which we believe is attributable to general market conditions, as well as various factors relating to our business development and our competitive landscape.

The aggregate market value of our outstanding common stock held by non-affiliates is $7,570,292, based on 2,085,480 outstanding shares of our common stock held by non-affiliates and the last sale price of our common stock on September 25, 2024 of $3.63 per share. During the 12 calendar months prior to, and including, the date of this Amendment, we have sold $1,995,791 of securities pursuant to General Instruction I.B.6 of Form S-3. In no event may we sell shares under General Instruction I.B.6 of Form S-3 with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates, or our “public float,” in any 12-month period, so long as our public float is less than $75 million.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page S-3 of the Prospectus Supplement and in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Amendment or the Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to Prospectus Supplement is September 25, 2024